SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Advisers Investment Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	4041 N. High Street, Suite 402 Columbus, OH 43214

TELEPHONE NUMBER:	(614) 255-5550

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	Scott A. Englehart 4041 N. High Street, Suite 402 Columbus, OH 43214

CHECK APPROPRIATE BOX:
     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☑ Yes	☐ No

SIGNATURES
     Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Columbus and State of Ohio on this 25th day of March, 2011.

ATTEST:	Advisers Investment Trust

/s/ Robin Baxter	/s/ Scott A. Englehart

By: Robin Baxter, Secretary	By: Scott A. Englehart, Trustee